Filed by The First Bancshares, Inc.

(Commission File No. 000-22507)
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Southwest Georgia Financial Corporation
(Commission File No. 001-12053)
Date: February 21, 2019

On February 21, 2020, Southwest Georgia Financial Group distributed the following letter to its shareholders with its Definitive Proxy Statement.

Dear Fellow Shareholder:

Please find enclosed important information to approve the agreement and plan of merger by and between Southwest Georgia Financial Corporation and The First Bancshares, Inc. This proposed partnership would bring two complementary banks together and provide a great opportunity for our employees, customers and shareholders.

Your vote is very important.
The Board of Directors of Southwest Georgia Financial Corporation recommends that you vote “FOR” the proposals to be presented at the Special Meeting of Shareholders.

It is important that your shares be represented and voted at the Special Meeting. Whether or not you plan to attend, please sign, date and return the enclosed proxy card in the enclosed postage-paid envelope or vote by telephone or using the internet as instructed on the enclosed proxy card. If you attend the Special Meeting, you may vote your shares in person if you wish.

We appreciate your investment in Southwest Georgia and thank you for voting.

On behalf of the Board of Directors,

DeWitt Drew

President and Chief Executive Officer

February 21, 2020

SGB shareholders who have questions about the proxy statement or voting their shares should contact Alliance Advisors, which is assisting with the solicitation of proxies, at 800-574-6108

Additional Information about the merger and Where to Find It

In connection with the proposed Merger, The First Bancshares, Inc. (“The First”) has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 to register the shares of The First’s capital stock to be issued in connection with the merger, as amended on February 18, 2020. The registration statement was declared effective by the SEC February 19, 2020. The registration statement includes a proxy statement/prospectus. Southwest Georgia Financial Corporation (“SGB”) commenced mailing the definitive proxy statement to shareholders on or about February 21, 2020.

WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE FIRST, SGB AND THE PROPOSED MERGER.

Investors and security holders will be able to obtain free copies of the registration statement on Form S-4 and the related proxy statement/prospectus, as well as other documents filed with the SEC by The First and SGB through the website maintained by the SEC at www.sec.gov. Documents filed with the SEC by The First will also be available free of charge by accessing The First’s website at https://www.thefirstbank.com/ under the menu item “Investor Relations”, then under the heading “Documents” and then under the heading “SEC Filings” or by directing a written request to The First Bancshares, Inc., 6480 U.S. Highway 98 West, Hattiesburg, Mississippi 39402 Attn: Corporate Secretary, Chandra Kidd. The First’s telephone number is (601) 268-8998. Documents filed with the SEC by SGB will also be available free of charge by accessing SGB’s website at https://www.sgb.bank/ under the heading “Investor Relations” or by directing a written request to Southwest Georgia Financial Corporation, 25 Second Avenue, S. W., Moultrie, Georgia 31768, Attn: EVP and Chief Administrative Officer, Donna Lott. SGB’s telephone number is (229) 985-1120.

Participants in the Transaction

The First, SGB and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of SGB in connection with the proposed transaction. Certain information regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, is included in the proxy statement/prospectus regarding the proposed transaction. Additional information about The First and its directors and officers may be found in the definitive proxy statement of The First relating to its 2019 Annual Meeting of Stockholders filed with the SEC on April 3, 2019. Additional information about SGB and its directors and officers may be found in the definitive proxy statement of SGB relating to its 2019 Annual Meeting of Shareholders filed with the SEC on April 18, 2019. The definitive proxy statements can be obtained free of charge from the sources described above.